

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Mr. Haruo Matsuno
Representative Director, President and CEO
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi
Chiyoda-ku
Tokyo 100-0005 Japan

>   **Re: Advantest Corporation**
>   **Form 20-F for the fiscal year ended March 31, 2010**
>   **Filed on June 25, 2010**
>   **File No. 001-15236**

Dear Mr. Matsuno:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Haruo Matsuno
Advantest Corporation
July 29, 2010
Page 2

<u>Form 20-F for the Fiscal Year Ended March 31, 2010</u>

<u>Item 18. Financial Statements</u>

<u>Note 1(d) Short-term Investments, page F-9</u>

1.   We see that your balance sheet includes short-term investment securities classified as current assets. Please tell us how you concluded it is appropriate to exclude those investments from the disclosures about investment securities presented in Note 7. In that regard, please explain how your disclosures about the short-term investment securities consider the guidance from FASB ASC 320-10-50.

2.   As a related matter, please tell us how you concluded it is appropriate to exclude short-term investments from the fair value disclosures provided under FASB ASC 820-10-50. In that regard, please tell us whether the short-term investments are classified as held to maturity, available for sale or held for trading under the guidance from FASB Codification Topic 320.

3.   We also note that for cash flow statement purposes you present changes in short-term investments in terms of a net increase or decrease. Please tell us how you evaluated the guidance from FASB ASC 230-10-45-7 through 45-9 in assessing whether cash flows from these instruments should be presented on a gross or net basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Gary R. Todd, Reviewing Accountant at (202) 551-3605, if you have questions regarding our comments. In their absence you may contact me, at (202) 551-3676

Sincerely,

Brian R. Cascio
Accounting Branch Chief